 Exhibit 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Ex-dividend NOK 1.70 today

The shares in Marine Harvest ASA will be traded ex-dividend NOK 1.70 as from today 20 May 2016.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.